SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DECISIONPOINT SYSTEMS, INC
_________________________________
(Name of Issuer)

Common Shares, $0.001 par value
________________
(Title of Class of Securities)

24345Q106
_________
(CUSIP NUMBER)

Michael T. Taglich, Chairman
Taglich Brothers, Inc.
275 Madison Avenue
 New York, New York 10016
(212) 661-6886
_________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 9, 2014
____________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  24345Q106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Michael N. Taglich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,692,824*
	8	SHARED VOTING POWER 438,254*
	9	SOLE DISPOSITIVE POWER 1,692,824*
	10	SHARED DISPOSITIVE POWER 438,254*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,131,078*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.54%**
14	TYPE OF REPORTING PERSON IN

____________

 *See Item 4 – Ownership.
** Based on 12,883,446 shares of common stock outstanding as of March 31, 2014.

CUSIP NO.  24345Q106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Robert F. Taglich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 506,781*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 506,781*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,781*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.93%**
14	TYPE OF REPORTING PERSON IN
________________
 *See Item 4 – Ownership.
** Based on 12,883,446 shares of common stock outstanding as of March 31, 2014.

CUSIP NO.  24345Q106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Taglich Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER [ ]*
	8	SHARED VOTING POWER [ ]*
	9	SOLE DISPOSITIVE POWER [ ]*
	10	SHARED DISPOSITIVE POWER [ ]*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON [ ]*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) [ ]%**
14	TYPE OF REPORTING PERSON BD
 ________________
 *See Item 4 – Ownership.
** Based on 12,883,446 shares of common stock outstanding as of March 31, 2014.

Item 1. Security and Issuer

This Schedule 13D relates to an aggregate of 2,637,859 shares of the common stock, $0.001 par value (the “Shares”), of DecisionPoint Systems, Inc. (the "Issuer"), with its principal executive offices located at 8697 Research Drive, Irvine, CA 92618.

Item 2. Identity and Background

The Reporting Persons for purposes of this statement consists of each of Michael N. Taglich, Robert F. Taglich and Taglich Brothers, Inc.   Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Michael Taglich is party to the Pleading (as defined in Item 4), which Pleading calls for an annual meeting of the Issuer’s stockholders to elect directors.   Because the Reporting Persons may act in concert with respect to the Proceeding (as defined in Item 4) or the nomination and/or election of directors and other matters at any such meeting, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons.

Set forth below is information pertaining to the identity and background of each Reporting Person:

(a)	Michael N. Taglich

(b)	The business address for Michael N. Taglich is 275 Madison Avenue, New York, New York 10016

(c)	Investment Banker and Private Investor

(d)	Mr. Taglich has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Taglich has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Taglich is a citizen of the United States of America

(a)	Robert F. Taglich

(b)	The resident address for Robert F. Taglich is 275 Madison Avenue, New York, New York 10016

(c)	Investment Banker and Private Investor

(d)	Mr. Taglich has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Taglich has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Taglich is a citizen of the United States of America

(a)	Taglich Brothers, Inc.

(b)	The principal address for Taglich Brothers, Inc. is 790 New York Avenue, Suite 209, Huntington, NY 11743

(c)	Taglich Brothers, Inc. is a registered broker-dealer

(d)	Taglich Brothers, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Taglich Brothers, Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Taglich Brothers, Inc. is organized under the laws of the State of New York.

Item 3. Source and Amount of Funds

The source of the funds used by the Reporting Persons previously to acquire the Shares to which this Schedule 13D relates was personal funds.

Item 4. Purpose of Transaction

The Reporting Persons purchased their Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  The purpose of such acquisitions of the Shares was for investment, and such acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On July 9, 2014, Michael Taglich engaged counsel which has commenced an action in the Court of Chancery of the State of Delaware pursuant to 8 Del. C. § 211 to compel the Issuer to convene an annual meeting of stockholders (the “Proceeding”) as more than 13 consecutive months had passed without any such meeting taking place (the “Pleading”).   The Pleading indicates that the Issuer has not held an annual meeting of stockholders for election of directors, or elected directors by written consent in lieu of an annual meeting, since it was reincorporated in Delaware on June 15, 2011, and seeks to compel the Issuer to hold an annual meeting for an election of its directors, as well as to approve the form of notice for such annual meeting to be convened.

Michael Taglich had previously contacted the Issuer to demand that an annual meeting of its stockholders be held to elect members of the Board of Directors (“Board”).  No meeting of the stockholders has been called by the Board since the Issuer was so contacted, nor was a meeting called prior to the filing of the Pleading.   Since contacting the Issuer to demand that it hold an annual meeting, the Reporting Persons have not demanded that any particular individual be elected to the Board of Directors.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer and the Proceeding, including but not limited to its operations, and plans of the Reporting Persons.

In light of the Pleading, the Reporting Persons have determined that they may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer or other relevant parties concerning the Proceeding, the Issuer and its business, capitalization, financial condition, governance, management, strategy and future plans, including, without limitation, communications in regards to proposing a slate of nominees in opposition to the current members of the Board and/or effecting other changes in the Board or management of the Issuer, as well as to transacting such other business as may properly come before any such meeting. If the Reporting Persons determine to nominate one or more individuals for election to the Board of Directors of the Issuer, they will file such reports and information statements as may be required by the rules and regulations of the Securities Exchange Commission.

NEITHER THE PLEADING NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE PLEADING.  THE REPORTING PERSONS ARE NOT HEREBY SOLICITING, AND DO NOT INTEND TO SOLICIT HEREBY, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ANNUAL MEETING.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, and although no Reporting Person has any specific plan or proposal to acquire or dispose of the capital stock of the Issuer, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional shares of common stock or other securities of the Issuer, or dispose of any or all of the Shares depending upon an ongoing evaluation of the investment in the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Actions deemed appropriate to be taken by the Reporting Persons with respect to their investments in the Issuer may include changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

 Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 12,883,446 shares of common stock issued and outstanding as of March 31, as reported in the Issuer’s unaudited condensed consolidated balance sheet at March 31, 2014 included in the press release attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 5, 2014) are as follows:

Michael N. Taglich
(a) Amount beneficially owned: 2,131,078	Percent of class:	8.0%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	1,692,824

Includes 155,526 shares held by Michael Taglich Keogh-account, 351,343 shares issuable upon exercise of warrants, 270,225 shares issuable upon conversion of 19,186 shares of Series D Preferred Stock (including 1,555 shares held by Michael Taglich C/F Hope Taglich UGMA, 2,074 shares held by Michael Taglich Custodian FBO Stella Taglich UTMA NY Until Age 21, 2,074 shares held by Michael Taglich Custodian FBO Amanda Taglich UTMA NY Until Age 21, 3,111 shares held by Michael Taglich Custodian for Lucy Taglich UTMA NY, and 10,372 shares held by Michael Taglich POA TAG/KENT Partnership F/B/O Garlinghouse/M. Taglich B. Taglich) and 305,620 shares issuable upon conversion of 15,281 shares of Series E Preferred Stock.

(ii) Shared power to vote or to direct the vote:	438,254

Represents shares issuable upon conversion of 31,116 shares of Series D Preferred Stock held by Michael N. Taglich Claudia Taglich JTWROS

(iii) Sole power to dispose or to direct the disposition of:	1,692,824

Includes 155,526 shares held by Michael Taglich Keogh-account, 351,343 shares issuable upon exercise of warrants, 270,225 shares issuable upon conversion of 19,186 shares of Series D Preferred Stock (including 1,555 shares held by Michael Taglich C/F Hope Taglich UGMA, 2,074 shares held by Michael Taglich Custodian FBO Stella Taglich UTMA NY Until Age 21, 2,074 shares held by Michael Taglich Custodian FBO Amanda Taglich UTMA NY Until Age 21, 3,111 shares held by Michael Taglich Custodian for Lucy Taglich UTMA NY, and 10,372 shares held by Michael Taglich POA TAG/KENT Partnership F/B/O Garlinghouse/M. Taglich B. Taglich) and 305,620 shares issuable upon conversion of 15,281 shares of Series E Preferred Stock.

(iv) Shared power to dispose or to direct the disposition of:	438,254

Represents shares issuable upon conversion of 31,116 shares of Series D Preferred Stock held by Michael N. Taglich Claudia Taglich JTWROS

Robert F. Taglich
(a) Amount beneficially owned: 506,781	Percent of class:	5.6%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	506,781

Includes 200,000 shares issuable upon conversion of 20,000 shares of Series D Preferred Stock held by Ira FBO Robert F. Taglich Pershing LLC As Custodian Rollover Account and 151,344 shares issuable upon exercise of warrants

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	506,781

Includes 200,000 shares issuable upon conversion of 20,000 shares of Series D Preferred Stock held by Ira FBO Robert F. Taglich Pershing LLC As Custodian Rollover Account and 151,344 shares issuable upon exercise of warrants

(iv) Shared power to dispose or to direct the disposition of:	0

Taglich Brothers, Inc.

(a) Amount beneficially owned: [ ]	Percent of class:	[ ]%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	[ ]

Includes

(ii) Shared power to vote or to direct the vote:	[ ]

(iii) Sole power to dispose or to direct the disposition of:	[ ]

Includes

(iv) Shared power to dispose or to direct the disposition of:	[ ]

      (c)               The Reporting Persons have not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

     (d)               No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons currently do not have any other contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.                      Material to be filed as Exhibits

                1.1           Verified Complaint filed in the Court of Chancery of the State of Delaware

SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 18, 2014		/s/ Michael N. Taglich
Michael N. Taglich

July 18, 2014		/s/ Robert J. Taglich
Robert J. Taglich

July 18, 2014		Taglich Brothers, Inc.

	By:	/s/ Michael N. Taglich
Name: Michael N. Taglich
Title: President